
Kevane
Grant Thornton

Report of Independent Registered Public Accounting Firm

Kevane Grant Thornton LLP
33 Calle Bolivia, Ste 400
San Juan, Puerto Rico 00917-2013

T +I 787 754 1915
f +1 787 751 1284
www.kevane.com

To the Member of
Robus Capital **Partners** LLC:

We have audited the accompanying balance sheet of Robus Capital Partners LLC (a whoU)1-owned subsidiary of Pacific Capital Corp.) ("the Company"), as of August 31, 2016. This Cinancial statement is the responsibility of the Company's management Our responsibility is lO express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the auditing st-andards of the Public Company Accounting Oversight Board (Unjted States) and in accord:mce with auditing standards genernlly accepted in the United States of America. Those standards require d1at we plan and perform the audfr to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting d1e amounts and clisclosures in the Cinancial statements. An auclit also includes assessing d1e accounting principles used and sigruficant estimates made by management, as well as evaluating the overall financial statements presentation. \Ve believe d1at our audit provides a reasonable basis for our opinion.

Th our opinion, d1e financial statement referred to above presents fairly, in all material respects, the Cinancial position of Robus Capital Partners LLC as of August 31, 2016, in conformity with accounting principles generally accepted in the United Scates.

The Schedule l - Computation of net capital under Rule 1Sc 3-1 of d1e Securities and Exchange Commission and Schedule Il - Reconciliation of aggregate indebtedness pursuant to Rule 17a-5 (0)(4) of the Securities and Exchange Commission (the "Schedulcs'1 h:ivc been subjected to audit procedures performed in conjunct.ion with the audit of die Company's financial statements. TI1c Schedules are the responsibility of the Compan>•'s management Our audit procedures included dcte.rmining whether the Schedules reconcile to the financial statements or d1e underlying accounting and other records, as applicable, and performing procedures lo test the completeness and accuracy of the information presented in the Schedules. lo forming our opinion on the Schedules, we evaluated whether the Schedules, including its form and content arc presented in conformity wid117 C.F.R. § 240.17a-5. In our opinion, d1e Schedule I - Computation of net capital under Rule 1Sc 3-1 of the Securities and Exchange Commission and Schedule II - Reconciliation of aggregate indebtedness pursuant to Rule I7a-5 (D)(4) of the Securities and Exchange Commission are fairly stated, in all material respects, in relation Lo the financial statements as a whole.


KEVANE GRANT THORNTON LLP
CERTIFIED PUBLIC ACCOUNTANTS
$5.00
Kevane Grant Thornton LLP

San Juan, Puerto Rico
October 26, 2016.